FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:
Dr. José Luis Guerrero (5255) 5272-9991 x2060 jose.guerrero@ica.com.mx	in the United States: Zemi Communications
Arq. Ana P. Fernandez (5255) 5272-9991 x3480 ana.fernandez@ica.com.mx	Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA ANNOUNCES CIVIL CONSTRUCTION CONTRACTS FOR MORE THAN Ps. 1,000 MILLION

Mexico City, March 29, 2004 – Empresas ICA Sociedad Controladora (NYSE and BMV: ICA), the largest engineering, procurement and construction company in Mexico, today announced that it has signed contracts of several projects with a value of more than Ps. 1,000 million.

The first contract corresponds to the 6 km Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, which totals Ps. 446 million, and includes the construction of landfills, drainage works, pavement, complementary works, as well as bridges and under bypasses. These works will be constructed over a period of 18 months.

The second contract relates to the “Lopez Portillo” interchange, which has a value of Ps. 180 million, and comprises the construction of structures, landfills, pavement, drainage, and complementary works. Located in the Ecatepec–Ojo de Agua section in the State of Mexico, it will be constructed over 13 months.

Both projects will be constructed for the Highway and Bridges Trust for the central Gulf region.

In a third contract, the Government of the Federal District, through the Secretary of Public Works and Services, awarded ICA the contract to build a Modular Specialty Hospital in the Iztapalapa district, with a capacity of 144 beds. The Ps. 350 million fixed price contract includes construction and equipment, and will be constructed over 11 months. The hospital will include obstetrics, perinatology, internal medicine, general surgery, auxiliary, and other services.

The final contract awarded to ICA corresponds to the manufacturing and partial storage of 2,167 concrete panels for the construction of the second stage of the VII, VIII, IX and X sections of the San Antonio distributor road system. The works would be done for the Government of the Federal District, through the Federal District Road System Improvement Trust (FIMEVIC). The fixed price Ps. 53 million contract will be executed over 5 months.

INVESTOR RELATIONS	www.ica.com.mx	1/2

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal businessunits include Civil Construction and Industrial onstruction. Through its subsidiaries, ICA also manages airportsand operates tunnels, highways, and municipal services under government concession contracts and/or partial sale oflong-term contract rights.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2004

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance